

LOEWEN, ONDAATJE, McCUTCHEON USA, LLC

(DOING BUSINESS AS BLV SECURITIES)



Statement of Financial Condition
For the Year Ended March 31, 2021
(With the Report of Independent Registered Public Accounting Firm Thereon)

PUBLIC COPY



MARCH 31, 2021

175 STRAFFORD AVENUE – SUITE ONE

WAYNE, PA 19087



Table of Contents

For the Year Ended March 31, 2021

CONTENTS



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/20 (MM/DD/YY) AND ENDING 03/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLV Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Strafford Avenue - Suite One
(No. and Street)

Wayne	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis G. Mitchell 610-687-7620
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group, LLC
(Name – *if individual, state last, first, middle name*)

400 Old Forge Lane, Suite 401	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 2 of 11



OATH OR AFFIRMATION

I, Francis G. Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLV Securities, as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Commonwealth of Pennsylvania - Notary Seal
Renee D. Jenkins, Notary Public
Philadelphia County
My commission expires October 24, 2022
Commission number 1225185
Member, Pennsylvania Association of Notaries

Notary Public

Signature

CEO/FinOp

Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Statement of Financial Condition
For the Year ended March 31, 2021

Assets

Cash and cash equivalents	$	31,486
Prepaid expenses and other assets		1,160
Total assets	$	32,646

Liabilities and Stockholder's Equity (Deficit)

Liabilities:		
Current Liabilities	$	15,500
Payroll Protection Grant		44.900
Total Liabilities	$	60,400
Member Capital:		
Member Capital (deficit)		
	$	(27,754)
Total liabilities and member's equity (deficit)	$	32,646

The accompanying notes are an integral part of these financial statements



Notes to Financial Statements
For the Year ended March 31, 2021

1.   Organization and significant accounting policies:

Loewen, Ondaatje, McCutcheon USA, LLC, **Doing Business As**: BLV Securities (the "Company"), is a Limited Liability Company that was formed on July 20, 2017 pursuant to Chapter 605 of the Florida Revised Limited Liability Company Act for the purpose of, among other things, from and after October 1, 2017, serving as the "Successor" to the Canadian corporation, Loewen, Ondaatje, McCutcheon USA Limited (the "Predecessor") that had, since its formation in 1993, operated in the capacity of a U.S. broker dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company performs corporate finance services for U.S. and foreign clients and earns commissions and fee income for securities trade execution and the facilitation of investments in private placements. The Company had a fully disclosed, introducing-broker relationship with Pershing & Co., a subsidiary of BNY/Mellon, which it terminated in April 2020. Accordingly, the Company does not currently hold customer securities or perform custodial functions relating to customer accounts.

On April 1, 2020, the Company was 92% owned by Belvedere Capital Holdings, LLC ("BCH") a Florida LLC and 8% owned by FGM Capital, LLC ("FGM"), a Delaware LLC. Effective May 31, 2020, Aeon Holdings, LLC ("Aeon") purchased 11.5% from BCH and 8% from FGM and currently owns 19.5% of the Company. For all of fiscal year ending March 31, 2020 the Company's head office was located in Wayne, PA.

On May 4, 2020, the Company received a Payroll Protection Program loan from the US Treasury Department for $44,900. Based upon provisions contained in the loan note, the Company expects to apply for forgiveness of the full loan amount lent at an appropriate time in the future. Any amount not forgiven under the terms of the loan will be repayable over a two-year term to include an interest rate of 1% beginning on May 3, 2022.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

(a) Cash and cash equivalents:

The Company considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents.

(b) Securities transactions and balances:

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis. Interest income is recorded on an accrual basis.



Notes to Financial Statements
For the Year ended March 31, 2021

1.   **Organization and significant accounting policies (continued):**

(c) Underwriting and advisory revenue:

Investment banking revenue includes gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue also includes fees earned from providing merger and acquisition and financial restructuring or capital market advisory services.

Investment banking revenue is recognized when the underwriting is completed under terms of the engagement and the income is reasonably determinable and collection is assured. Investment advisory fees are recognized as earned over the term of the contract. For the year-ending March 31, 2020 there were no underwriting or advisory revenues recorded.

(d) Income taxes:
The Company is treated as a partnership pass-through to its member/owners who are responsible for reporting their share of profits and losses.

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), an interpretation of FASB ASC 740 applies to all tax positions accounted for in accordance with FASB ASC 740 and is effective for the Company for the year ended March 31, 2021. The Company has assessed the impact of this standard and determined there is no material impact on its financial condition or results of operations.

The Company accounts for any potential interest or penalties related to future liabilities for unrecognized income tax benefits as interest/other expense. The Company is subject to examination by tax authorities for federal, state or local income taxes for periods beginning October 1, 2017.

(e) Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2. **Financial instruments:**

(a) Concentration of credit risk:

The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with counterparties who fail to fulfill their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms.



Notes to Financial Statements
For the year ended March 31, 2021

2. Financial instruments (continued)

In addition, the Company's holds cash on deposit at two financial institutions and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

   (b) Fair values of financial instruments:

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature. The Company had no financial instruments of value at March 31, 2020.

3.   Deposit segregated pursuant to federal and other regulations:

Rule 15c3-3 of the Securities and Exchange Commission ("SEC") requires cash to be segregated in a special account for the exclusive benefit of customers. Because client account transactions are cleared through another broker-dealer on a fully disclosed basis, the Company is exempt from the provisions of Rule 15c3 3 pursuant to section (k) (2) (ii) of the Rule therefore no such segregated account existed during the fiscal year.

4.   Related Party Transactions:

On May 21, 2018, the Company entered into a one-year subordinated loan agreement with its majority shareholder, Belvedere Capital Holdings, LLC (lender), for $250,000 bearing an interest rate of five percent (5%) annually. By agreement with the lender, this subordinated loan and all interest accrued related thereto was converted to equity capital on October 14, 2020.

On September 30, 2020, the Company established an account receivable with its majority shareholder, Belvedere Capital Holdings, LLC, to account for deferred capital deposits. As of March 31, 2021, the Company's is carrying a contra-equity balance of -$18,000 to account for this balance due.

5.   Regulatory net capital requirement:

In the United States of America, as a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital of $5,000 or 6 2/3rds% of aggregate indebtedness.

At March 31, 2021 the Company had net capital of $15,986 or $10,986 in excess of the required minimum net capital as of that date.



Notes to Financial Statements
For the year ended March 31, 2021

6.   **Cash and restricted cash:**

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the March 31, 2021 statement of financial condition and as reflected in the statement of cash flows:

Cash and cash equivalents	$ 31,486
Restricted cash	0
Total cash, cash equivalents and restricted cash	$ 31,486

7.   **Subordinated Debt:**

On October 25, 2019 the Company entered into a Subordinated Debt loan with a non-related party (individual) in the amount of $50,000 for a period of one-year, due to mature one year hence, bearing an interest rate of 5 percent (5%) annually. This matured loan and interest was paid on October 26, 2020.



Notes to Financial Statements
For the year ended March 31, 2021

SUPPLEMENTARY INFORMATION

Schedule I – Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission March 31, 2021

Total Member Capital (deficit) from statement of financial condition	$	(27,754)
Other Allowable Credits		44,900
Less non-allowable assets		
Prepaid expenses		(1,160)
Net capital*	$	15,986
Minimum capital requirement		5,000
Excess net capital	$	10,986
Net capital in excess of 10% of aggregate indebtedness or 120% of minimum net capital required	$	9,986
Total non-subordinated liabilities from statement of financial condition	$	15,500
Add market value of items borrowed/unrecorded items		0
Total aggregate indebtedness	$	15,500
Percentage of aggregate indebtedness to net capital	%	96.95

*The above computation does not differ materially from the computation of net capital under SEC Rule 15c3-1 as of March 31, 2021 as filed by the Company on FOCUS Form 17A-5.



Notes to Financial Statements
For the year ended March 31, 2021

SUPPLEMENTARY INFORMATION (cont'd)

Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Expressed in U.S. dollars) March 31, 2021

Credit balances in customer's securities account
Free credit balances

	$	-
Reserve computation	$	-

Amount of cash held on deposit in "special account for the
Exclusive benefit of customers"

	$	-

*The above computation does not differ from the computation of reserve requirements under SEC Rule 15c3-3 as of March 31, 2021 and filed by the Company on Form X-17A-5.



RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of BLV Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BLV Securities as of March 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of BLV Securities as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

This financial statement is the responsibility of BLV Securities' management. Our responsibility is to express an opinion on BLV Securities' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BLV Securities in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as BLV Securities' auditor since 2017.
Kennett Square, Pennsylvania
July 16, 2021

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

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